Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,
	2013	2012

Net Income	$132,122,000	$130,672,000

Basic weighted average shares outstanding	91,269,169	95,125,843
Diluted weighted average shares outstanding	92,673,374	96,342,122

Basic net income per share	$1.45	$1.37

Diluted net income per share	$1.43	$1.36

	Nine Months Ended September 30,
	2013	2012

Net Income	$385,655,000	$378,337,000

Basic weighted average shares outstanding	92,339,971	97,355,334
Diluted weighted average shares outstanding	93,658,357	98,638,098

Basic net income per share	$4.18	$3.89

Diluted net income per share	$4.12	$3.84